VIA EDGAR

December 1, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:     Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
Form 10-Q for Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-34263

Ladies and Gentlemen:

This letter is being provided by Impax Laboratories, Inc. (the “Company”) in response to the comments on the Company’s above-referenced filings set forth in the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) dated November 17, 2016 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given it in the Comment Letter.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
23. Segment Information, Page F-54

1.
In your risk factor on page 18 you disclose that a substantial portion of your total revenues is derived from sales of a limited number of products and that your top five products accounted for 17%, 12%, 8%, 7% and 6% of your product sales, net. Please provide us proposed disclosure to be included in future periodic reports of your revenue for each significant product and for individually insignificant products grouped with similar insignificant products. Refer to ASC 280-10-50-40.

Response:
All of the top five products noted in the risk factors on page 18 of the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) referenced in the Staff’s comment are products in the Company’s Generics Division. The Company notes that it received a similar comment from the Staff in its comment letter to the Company dated November 20, 2012 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 which the Company responded to in its letter filed with the Securities and Exchange Commission on November 30, 2012 (the “2012 Response”). In the 2012

Response, the Company stated that it does not believe identifying the products and the revenues for each product or any relevant subcategory of products within the Company’s Generics Division or to further categorize the products into “groups of similar products” in the sense contemplated by ASC 280-10-50-40 would be meaningful to investors. The Company continues to respectfully propose that, as described in the 2012 Response, identifying the products and the related percentage of net revenues for each product or any relevant subcategory of products within the Company’s Generics Division would result in excessive disclosure of commercially sensitive information that would be meaningful only to competitors but not to investors.

As described in the Form 10-K, the Company operates in two segments, which it refers to as the Impax Generics Division and the Impax Specialty Pharma Division.  The Generics Division concentrates its efforts on the development, manufacture, sale and distribution of bioequivalent pharmaceutical products, commonly referred to as “generics”.  The Impax Specialty Pharma Division is primarily focused on the development of proprietary brand pharmaceutical products for the treatment of central nervous system (“CNS”) disorders. As described in the Form 10-K, as of February 16, 2016, the Company marketed 139 generic pharmaceutical products representing dosage variations of 55 different pharmaceutical compounds and five other generic pharmaceutical products, representing dosage variations of two different pharmaceutical compounds through the Company’s third-party alliance and collaboration partners.  The Company believes that disclosing revenue and information pertaining to the performance of over a hundred individual generic products that the Company sells through its Generics Division is impracticable, and furthermore, as discussed below, would require the Company to publicly disclose commercially sensitive information, including pricing information and sales levels, while providing little value to investors.  As noted in Part I, Item I, “Business – Competition,” and Part I, Item IA, “Risk Factors” of the Form 10-K, the generic pharmaceutical products market is volatile and highly competitive.  Revenue from sales of the Company’s generic products can fluctuate widely depending on market conditions and regulatory actions, including, for instance, whether a product is one for which the Company has been awarded 180 days of market exclusivity, the availability and price of competing products and actions taken by the Company’s competitors.  In addition, sales of a particular Company generic product can fluctuate widely from period to period for similar reasons.  For instance, with respect to our generic Renvela® products, during fiscal year 2014, we were granted a license to sell an allotment of a specified number of bottles of the product under the terms of a third-party settlement agreement, and the sales from such product contributed to significant revenue in the Company’s Generics Division during the year. The Company did not receive any revenues from its authorized generic Renvela® products in fiscal year 2015. Thus, due to the volatility of the generic products market, the Company does not believe that information pertaining to the revenue of an individual product during a reporting period would provide meaningful indication to investors of the future revenue or profitability of such individual product.  The Company believes that presenting revenue information of the Company’s Generics Division products in the aggregate is the most meaningful revenue metric to investors.

The Company understands ASC 280-10-50-40 to require reporting of revenue by groups of “similar” products when categorization in that manner is either representative of the way in which the business is managed or when the products share common operational or financial attributes, such that grouping them together would enhance the reader’s understanding of the issuer’s reported results of operations.  ASC 280-10-50-40 does not define “similar” products.  Therefore, the determination of whether two or more products are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity.  The Company views the products within the Generics Division as one group of similar products as the products are distributed primarily through the same sales channels and are subject to the same governmental regulations.  Furthermore, subcategorizing generics within the Generics Division for purposes of presenting revenue information to investors is not representative of the way in which the Generics Division is managed.  Unlike the Company’s Impax Specialty Pharma Division, which is focused primarily on the treatment of CNS disorders, the products marketed by the Company’s Generics Division cover a wide array of therapeutic areas.  Similarly, presenting revenue information by pharmaceutical compound would be impracticable, given the large number of compounds underlying the Generics Division’s products, as noted above.  In addition, the Company’s chief operating decision maker and members of senior management have not classified the Generics Division products by therapeutic area or by any other subcategory in managing the Generics Division business or in producing the Company’s general financial statements.  As such, the Company does not believe that its Generics Division products can be further categorized into “groups of similar products,” in the sense contemplated by ASC 280-10-50-40, in any practical or meaningful way.

For the foregoing reasons, the Company respectfully proposes that identifying the products and the related percentage of net revenues for each product or any relevant subcategory of products within the Generics Division would result in excessive disclosure of commercially sensitive information that would only be meaningful to competitors but not to investors.  The Company respectfully submits that it has carefully considered the guidance set forth in ASC 280-10-50-40 and has determined that its reportable segment disclosures satisfy the provisions of ASC 280-10-50-40.

Form 10-Q for Quarter Ended September 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Page 61

2.
In your third quarter earnings call transcript you indicate that recent competitor and pricing activities became more evident following the close of the Teva acquisition and in order to maintain your share position, significant price concessions were necessary in order to retain key customers. Further, you indicate that this 35% price decline will have an unfavorable impact on your fourth quarter revenue and profitability. Please tell us your consideration of disclosing this information as a known trend or uncertainty that is reasonably expected to have a material unfavorable impact on your results of operations. Refer to Item 303(a) of Regulation S-K.

Response:

The 35% price decline referenced in the Company’s third quarter earnings call pertained to the decline in the price of certain products after the Company acquired them from Teva Pharmaceuticals Industries Ltd. ("Teva") and affiliates of Allergan plc ("Allergan") on August 3, 2016 (the “Teva Transaction”). As disclosed in “Note 11 - Intangible Assets and Goodwill” on page 26 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Form 10-Q”) and in other sections of the Form 10-Q, the price decline resulted from price reductions on certain of the acquired products in order to retain key customers after the closing of the transaction, which reductions were greater than the Company originally estimated. The Company included detailed disclosure throughout the Form 10-Q, including in “Note 11 – Intangible Assets and Goodwill” on page 26, the “Overview of Results of Operations for the Three Months Ended September 30, 2016” and “Impax Generics – Cost of Revenues Impairment Charges” on pages 61- 62 and the “Overview of Results of Operations for the Nine Months Ended September 30, 2016” and “Impax Generics – Cost of Revenues Impairment Charges” on pages 66-67, describing the reason behind the price reductions and indicating that the price reductions would result in significantly lower than expected operating cash flows. The Company recorded an impairment charge of $251 million in the Company’s cost of revenues for the third quarter 2016 to reflect the reduced expected operating cash flows from certain of the acquired products.

At the filing of the Form 10-Q, the Company’s management did not anticipate, and does not currently anticipate, that future price reductions at the 35% level referenced during the Company’s third quarter earnings call will continue in the future as a known trend or uncertainty, but rather believes the 35% price reductions were a singular event that occurred after the closing of the Teva Transaction as the Company commenced the selling of the acquired products, previously sold by Teva and/or Allergan, for the first time to customers following the closing of the transaction and due to the price reductions being greater than the Company’s original expectations when valuing the transaction. Further as noted above, the Company included disclosure throughout the Form 10-Q that the pricing reductions would result in lower than expected cash flows for the Company, which indicate an unfavorable impact on the Company’s future results. Due to the above considerations, the Company respectfully submits that the disclosure included in the Form 10-Q satisfy the requirements of Item 303(a) of Regulation S-K. The Company acknowledges that should it regard future pricing reductions as an anticipated or known trend or uncertainty affecting its future operations, the Company will provide responsive disclosure in its future annual reports and/or quarterly reports as applicable.

In submitting this response to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the Staff’s comments. However should you have any questions regarding our responses or require any additional information, please feel free to contact me at 732-595-4575.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance

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